UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  FANSTEEL INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   307260 10 9
                       -----------------------------------
                                 (CUSIP Number)

                                Janice C. Hartman
                           Kirkpatrick & Lockhart LLP
                            Henry W. Oliver Building
                               535 Smithfield St.
                            Pittsburgh, PA 15222-2312
                                 (412) 355-6500
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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                                                               Page 2 of 4 Pages


                                 SCHEDULE 13D/A
                                (Amendment No. 1)

CUSIP No. 307260 10 9

1. NAME OF REPORTING PERSON Robert S. Evans


   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]

                                                                (b) [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS Not Applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION    United States of America
                                           ------------------------------

    NUMBER OF             7.      SOLE VOTING POWER                        0
    SHARES
    BENEFICIALLY          8.      SHARED VOTING POWER                      0
    OWNED BY
    EACH                  9.      SOLE DISPOSITIVE POWER                   0
    REPORTING
    PERSON WITH           10.     SHARED DISPOSITIVE POWER                 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           0
                                                                       --------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0%
                                                                       --------
14. TYPE OF REPORTING PERSON   IN

                                                               Page 3 of 4 Pages


     This Amendment No. 1 amends the statement on Schedule 13D filed by Robert S. Evans (the "Reporting Person") on December 15, 1999 (the "Schedule 13D"), with respect to the Common Stock, par value $2.50 per share (the "Common Stock"), of Fansteel Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at Number One Tantalum Place, North Chicago, Illinois 60064.

Item 5.  Interest in Securities of the Issuer.

           Item 5 of the Schedule 13D is amended as follows:

           (a)-(b) The Reporting Person directly owns no shares of Common Stock.

           (c) The Reporting Person has sold a total of 1,350,262 shares of Common Stock within the past sixty (60) days as set forth below.


   Date of Sale      Number of Shares Sold      Price       Type of Transaction
  --------------     ---------------------      -----       -------------------

 December 5, 2002          1,296,129           $1.00            Private Sale
                                             (aggregate
                                            consideration)

 December 10, 2002          54,133         $0.012 per share    Open Market Sale


           (e) On December 5, 2002, the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock and is no longer subject to the reporting requirements of Regulation 13D under the Act.



                            [signature on next page]

                  [remainder of page intentionally left blank]

                                                               Page 4 of 4 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                           By: /s/ Robert S. Evans
                                               -----------------------
                                               Robert S. Evans

Dated:  March 7, 2003